March 6, 2008

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Re:	Circor International, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Form 10-Q for the period ended September 30, 2007

File No. 1-14962

Dear Mr. Decker:

As agreed during our telephone conversation this morning with Ms. Nudrat Salik at the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), I am submitting this letter on behalf of Circor International, Inc. (the “Company”) to clarify the following point made in the Company’s March 5, 2008 response to the Staff’s February 28, 2008 comment letter to Mr. Kenneth W. Smith, then Chief Financial Officer of the Company (the “Comment Letter”):

•

With regard to comment number 5 in the Comment Letter, the Company’s revised disclosure will state that the Company does not believe that asbestos-related claims will have a material adverse effect on the financial condition, results of operations or liquidity of Spence or Hoke, or on the financial condition, consolidated results of operations or liquidity of the Company.

As requested in the Comment Letter, this letter will also acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 270-1255 or by facsimile at (781) 270-1291.

Very truly yours,

/s/    Alan J. Glass

Alan J. Glass

Vice President, General Counsel and Secretary